

April 27, 2012

Via Email
Louis T. Hsieh
President and Chief Financial Officer
New Oriental Education & Technology Group Inc.
No. 6 Hai Dian Zhong Street, Haidian District
Beijing 100080
People's Republic of China

**Re: New Oriental Education & Technology Group Inc.
Form 20-F for Fiscal Year Ended May 31, 2011
Filed October 14, 2011
Response dated April 17, 2012
File No. 001-32993**

Dear Mr. Hsieh:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, revised disclosures or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. For each comment below, please provide a full analysis and discussion of the subject of the comment and the statements made in each response.

Risk Factors, page 5

Risks Related to Our Corporate Structure, page 13

2. Please revise your Risk Factors section to include a separate risk factor discussing the possession, security and control over your corporate chops, seals or other controlling non-tangible assets. Disclose which individuals hold these items and who maintains control

over the use of any corporate chops for each entity. Explain the purpose of these assets and what it would mean for your corporate structure and operations should you lose control over these assets. Lastly, discuss any designated legal representative that has legal authority to use the chops identifying the related entity.

Risks Related to Our Corporate Structure, page 13

3. We note your response to comment two from our letter dated April 2, 2012. Please address the following points related to the recent transfer of equity interests in your VIE to one shareholder, an entity controlled by your Chairman and Chief Executive Officer:

- Please revise your disclosure under the proposed risk factor to include detailed disclosure discussing the controlling interest your Chairman and CEO has in the entity now holding the equity in your VIE, which was then pledged to Beijing Hewstone and Beijing Decision. Please state the name of the sole shareholding entity in New Oriental China and disclose the shareholders of that entity and the percentage of shares held by each shareholder. Confirm that all shareholders of that entity, the aggregate holding 100% shares of that entity that holds 100% shares of the VIE, are signatories to the new equity pledge agreement pledging the equity of the VIE to the WFOE.

- Please advise whether the new equity holder of the VIE entered into assignments for all other agreements previously existing between the other holders of the shares of the VIE and the WFOE, prior to the transfer of the equity to the new holder.

- Also, please explain the reporting requirements in the Cayman Islands, if any, regarding the transfer of equity in your VIEs to a single, related party shareholder. Disclose the date of the transfer and explain your consideration of SEC reporting requirements for same.

- Elaborate to explain in detail how this transfer works to "further strengthen" your corporate structure. Disclose the business purpose and desired effect of the transfer.

- Disclose the details of which SAIC office and province with which you plan to register the new equity pledge. Please explain in detail the steps you have taken toward securing registration and the steps remaining. Please advise whether or not your registration of the equity pledge agreement is considered timely under the equity pledge agreement, all other relevant agreements on point, and applicable regulations and the risks posed by delay in registration of same.

- Additionally, we note the new equity pledge registration is expected to be complete next month. On a supplemental basis, please provide this equity pledge agreement and any supporting agreements to this change in equity holdings within your VIE structure.

- Tell us specifically what amounts of cash and value of other assets are securitized by the equity pledge agreement to date.

- Explain the difference in rights when pursuing security interests under the equity pledge agreement for a registered equity pledge versus an unregistered, or unperfected equity pledge agreement. We note that you cannot acquire the pledged equity interest directly if you choose to enforce the pledge agreement, because PRC Security Law prohibits direct transfer of pledged equity interests to a pledgee when the pledgee chooses to enforce the pledge, and requires that the disposal of pledged security interest must be accomplished by auction or public tender procedures. It appears that if the equity pledge agreement were properly registered and thereby effective, any losses incurred by you would be compensated from the proceeds of enforcement of the pledged equity interest prior to those unsecured debts. Alternatively, an unregistered unsecured claim, with an unregistered equity pledge agreement would necessarily be pursued through the local PRC courts. Please disclose the steps and risks involved for a pledge pursuing security interests in each scenario.

- Discuss any negative covenants contained within the equity pledge agreement that address whether the shareholders of the VIE can transfer the assets of the VIE to any entity other than your WFOE.

4. Please provide an explanation of the difference between having a voting agreement, and having an unregistered equity pledge agreement that purportedly contains the voting rights as collateral. It appears the company does not currently have voting rights without a voting rights or proxy agreement transferring the voting interests of the entity that holds 100% equity interest in the VIE. Please advise.

5. Taking into consideration both your previously executed equity pledge agreement from 2006 and the recent equity pledge agreement entered into in December 2011, please provide analysis regarding the permissibility of using voting and dividends rights as collateral to secure an equity pledge under PRC law. In your response provide reference to specific PRC regulations and relevant sections permitting these rights as collateral, including but not limited to the appropriate articles of the PRC Property Law and PRC Security Law.

Risks Related to Doing Business in China, page 17

6. Taking into consideration the above comments and your corporate structure generally, please discuss in detail whether the new equity pledge agreement, pending registration and related transactions are in compliance with PRC law.

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page 9

The VIE Arrangements, page 15

7. We note your response to comment five from our letter dated April 2, 2012. You state that through the equity pledge arrangement with the beneficial owner of VIE, the Company has the right (in form or in substance) to: (i) exercise 100% of the voting rights of New Oriental China's shareholder and (ii) nominate the members of New Oriental China's board of directors and senior management. Please revise to disclose which contractual agreements transfer the voting and nomination rights that you rely upon as your basis for consolidation and that give you the power to direct the activities of New Oriental China that most significantly impact New Oriental China's economic performance, including the power to, pursuant to the articles of association of New Oriental China. Please provide us with your proposed, revised disclosures in response to this comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Christine B. Adams, Staff Accountant, at 202-551-3363 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Paul Fischer, Attorney-Advisor, at 202-551-3415 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via Email
        Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP